
Mail Stop 4561

May 19, 2016

Michael S. Dell
Chairman of the Board and Chief Executive Officer
Denali Holding Inc.
One Dell Way
Round Rock, Texas 78682

Joseph M. Tucci
Chairman of the Board and Chief Executive Officer
EMC Corporation
176 South Street
Hopkinton, Massachusetts 01748

> **Re:** **Denali Holding Inc.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed May 11, 2016**
> **File No. 333-208524**
>
> **EMC Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 11, 2016**
> **File No. 001-09853**

Dear Messrs. Dell and Tucci:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1.   Please expand your discussion of the NYSE's proposed Equity Investment Tracking Stock listing standards. Please specifically address the following:

- expand the summary discussion of the characteristics unique to the Class V Common Stock to reference briefly the proposed listing standards;
- expand the question and answer on page 14, "Will the Class V Common Stock issued to EMC shareholders at the time of the completion of the merger be traded on an exchange?" to discuss briefly the proposed listing standards and the potential impact on the company's ability to list and maintain the listing of the Class V Common Stock on the NYSE; and
- provide more detailed disclosure of the proposed Equity Investment Tracking Stock listing standards on page 244 under "Listing of Shares of Class V Common Stock and Delisting and Deregistration of EMC Common Stock."

        Your discussion in the Questions and Answers section should cross-reference those sections of your document where the proposed listing standards are discussed in greater detail.

Denali Unaudited Pro Forma Condensed Combined Financial Statements, page 282

2.   You state that Denali does not expect to incur material tax or other costs as a result of repatriation of cash currently held in foreign jurisdictions that is likely to be required to close the merger transaction. Please tell us the basis for such assertions and explain how you are assessing materiality. Also, please clarify whether such assertions include any tax that may be incurred by EMC.

Notes to Denali Unaudited Pro Forma Condensed Combined Financial Statements

Note 4 – Estimate of Consideration Transferred and Assets to be Acquired and Liabilities to be Assumed, page 291

3.   We note your revised disclosure in footnote (3). Please tell us whether the post-acquisition stock compensation expense is related to the acceleration of vesting for the outstanding EMC restricted stock units. If so, please tell us how you concluded that this expense would "decrease" the amount of goodwill. Alternatively, please disclose the expected compensation expense that will be recorded upon acceleration of the vesting of currently outstanding EMC restricted stock units. Please also include the amount of additional stock compensation expense that will be recorded in connection with this merger in the forepart of the filing such as in your answer to the question, "What will happen to outstanding EMC equity awards in the merger?" on page 12.

Notes to Audited Consolidated Financial Statements

Note 20 – Subsequent Events, page F-66

4.   We note that on May 10, 2016 you commenced a private offering of multiple series of
        First Lien Notes. Please disclose this matter as a subsequent event in the footnotes to
        your financial statements in accordance with ASC 855-10-50-2.

Part II Information Not Required In Prospectus

Item 21. Exhibits and Financial Statement Schedules, page II-2

5.   Please file as exhibits the debt commitment letter from the lenders discussed on page 221.
        See Item 21(a) of Form S-4 and Item 601(b)(10) of Regulation S-K.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments
on the financial statements and related matters. If you have any other questions, please contact Ji
Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457. If you
require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-
3730.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel
                                        Office of Information Technologies
                                        and Services

cc: Richard Capelouto, Esq.
        Simpson Thacher & Bartlett LLP

        Margaret A. Brown, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP